UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42133

Rectitude Holdings Ltd

(Translation of registrant’s name into English)

35 Tampines Industrial Avenue 5

T5@Tampines

Singapore 528627

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

On September 17, 2026, Rectitude Holdings Ltd (the “Company”) published a press release titled “Rectitude Holdings Ltd Showcases SuperSun AIMS Micro-Grid Systems and Advanced Cleantech Portfolio at OS+H Asia in Singapore,”. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description
99.1	Press Release - Rectitude Holdings Ltd Showcases SuperSun AIMS Micro-Grid Systems and Advanced Cleantech Portfolio at OS+H Asia in Singapore

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: September 18, 2026	By:	/s/ Zhang Jian
	Name:	Zhang Jian
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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